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                                                                Exhibit 7B
                                                                ----------

                  [LETTERHEAD OF LEWIS, RICE & FINGERSH, L.C.]




                                  May 5, 1998




VIA FAX AND FEDEX
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Theodore L. Eissfeldt, Esq.
HOWARD & HOWARD, L.C.
The Creve Coeur Building, Ste. 200
321 Liberty Street
Peoria, IL  61602-1403

      Re:   Illini Corporation Shareholder Rights Plan
            ------------------------------------------

Dear Ted:

      This is in response to your letter of May 4, 1998. As we understand it, the Directors of Illini Corporation are now taking the position that Ida ("Pinky") Noll has not yet become an "Acquiring Person" under the Company's "Poison Pill" Plan. This new position is based upon (i) the Directors' assumption that Mrs. Noll exceeded the 10% ownership threshold "inadvertently", and (ii) their declaration that the term "promptly" (as used in Section 1(a) of the Plan, whereunder a person may "promptly" divest shares to cure an inadvertent triggering), means July 6, 1998, a date three months after the date that Mrs. Noll received the recent gift of shares from her mother and thereby exceeded the 10% ownership threshold. In addition, the Directors have specifically reaffirmed their $40 redemption offer to Mrs. Noll and others, but imposed upon such offer a coterminous deadline.

      Please be advised that Mrs. Noll hereby reasserts her position regarding divestiture, as originally set forth in my April 28, 1998 letter to you. Mrs. Noll is under no duty to, nor will she, dispose of any of her shares (nor those of her children) to avoid being deemed an "Acquiring Person." Instead, Mrs. Noll will hold each of the Directors personally liable for any damages suffered by her or her children on account of the "Poison Pill" Plan.

      While we can appreciate the Directors' reasons for wanting to move to this revised interpretation of their "Poison Pill" Plan, we must express our concern that the Directors' new position is not sustainable legally. We fear that if a shareholder of Illini, other than Mrs. Noll, should decide to challenge the Directors' position that it almost certainly would be invalidated. Our concern starts with a point of agreement - we agree with your reading of the Plan to the effect that Mrs. Noll, in fact, became an "Acquiring Person" upon the filing of her Schedule 13D



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                      LEWIS, RICE & FINGERSH, L.C.

Theodore L. Eissfeldt, Esq.
May 5, 1998
Page 2

Amendment No. 1 on April 16, 1998, unless the provisions of the last clause of
Section 1(a) of the Plan save her from that fate. As you know, that clause provides that a person shall not become an "Acquiring Person":

      "... if the Board of Directors determines that such Person became an Acquiring Person inadvertently, and such Person promptly divests itself of a sufficient number of shares of Common Stock [so that such Person no longer beneficially owns more than 10%]"

      Mrs. Noll advised the Directors on April 28, 1998 and is doing so again by this letter that she will not divest any shares (before or after July 6, 1998 or any other date that the Directors might choose). If a shareholder should contend that the Section 1(a) exception to the Plan's definition of the term "Acquiring Person" is not applicable because of Mrs. Noll's repeated refusals to divest, we believe that a court would have no alternative but to so find. In that event, the court wouldn't even get to the question of what period of time should be considered "promptly" for Plan purposes. If, however, a court should address that later question, we are equally concerned that the three month period chosen by the Directors also would be invalidated. The most likely judicial interpretation of the "promptly" requirement, we believe, is the first one that the Directors asserted, as put forth in your April 24, 1998 to Dale Schempp of the Noll Law Office. You will recall that in that earlier letter you stated the Directors' original position that in order to be considered "promptly", any divestiture would have to be made by Mrs. Noll prior to April 30, 1998 -- the 10th business day after the April 16, 1998 filing of Mrs. Noll's Schedule 13D Amendment No. 1. As you explained the reasoning of the Directors' original position, that date is important because it is the "Distribution Date" under the Plan, whereafter the Rights Agent must mail, as soon as practicable, the Rights Certificates to shareholders. It seems rather compelling to us, as the Directors originally thought, to construe the term "promptly" in this 10 business day context. Thus, we fear that the Directors' new interpretation of the "promptly" requirement, if judicially challenged, would fall in favor of their better reasoned, and more logical, original position.

      We also note for your consideration a few additional concerns.
First, Section 28 of the Directors' "Poison Pill" Plan provides that it " may
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not be supplemented or amended in any way after an Acquiring Person has become such." If it should be determined that Mrs. Noll has, in fact, already become an Acquiring Person, then the Directors' attempt to change their interpretation and now unilaterally declare that the term "promptly" will henceforth mean a period of three months could be viewed as an invalid attempt to supplement or amend the Plan after such action expressly is no longer permissible. Second, we are concerned that the definition of the
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key term "Stock Acquisition Date", which is set forth in Section 1(i) of the
Plan does not appear to toll for any "prompt" divestiture waiting period, even if the Directors' attempt to effectively toll the determination date of the "Acquiring Person" definition should, in fact, be valid. If July 6, 1998
(or, for that matter, any other arbitrary date selected by the Directors) should come and go



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                     LEWIS, RICE & FINGERSH, L.C.

Theodore L. Eissfeldt, Esq.
May 5, 1998
Page 3

without Mrs. Noll divesting any shares to avoid being deemed an "Acquiring Person" for Plan purposes -- as it will -- then, in that event, the "Stock Acquisition Date" would still appear to be April 16, 1998, the filing date of Mrs. Noll's Schedule 13D Amendment No. 1 (wherein she disclosed her receipt of the gift from her mother and her resulting new beneficial ownership percentage of 10.0039%). If our interpretation of this matter is correct, it raises a host of questions and problems that I am sure you can appreciate. For example, under that reading both the Rights Agent (Illinois Stock Transfer Company) and the Company are currently in breach of their respective obligations to issue the Rights Certificates pursuant to Section 3 of the Plan. If any shares should trade between now and July 6, will they trade with or without the associated Rights if the Rights Agent and the Company are simply in default? Are the Rights Agent and the Company liable for any trading losses suffered during this period on account of the confusion regarding the detachment of the Rights? What would the Rights Agent do if a shareholder should tender the $80 Purchase Price per Right during this intervening period, and would any such tender override any later attempt by the Directors to effect the optional one share-for-one Right exchange provisions of Section 25 of the Plan? Third, we read Sections 16
                                                -----
and 31 to confer upon each Company shareholder an individual right to enforce the terms of the "Poison Pill" Plan at law or in equity. While the language of these sections directly confers enforcement rights upon holders of Rights Certificates, we believe that shareholders also clearly have standing to challenge the Directors' current position and demand that the Rights Agent distribute the Rights Certificates (see, in this regard, the parenthetical that appears in the second and third lines of Section 16 and in the third and fourth lines of Section 31). Exacerbating the fact that every individual shareholder of Illini is therefore free to pursue a legal challenge, is the added fact that Section 16 expressly allows them to recover all of their associated costs and expenses, including attorney fees. I am sure you will agree that the filing of a lawsuit challenging the Directors' newly revised position regarding the triggering of their "Poison Pill" Plan by Amy Rock's gift to her daughter and grandchildren is therefore more than just a remote prospect.

      Regarding your request for confirmation of the fact that each of the shareholders to whom the Company has extended its $40 redemption offer has received a copy of your March 2, 1998 letter and notice of the imposition of the new July 6, 1998 deadline thereon, please be advised that this Firm has not been engaged to represent anyone other than Mae Noll and Pinky Noll. Accordingly, please direct the Company's redemption offer materials directly to any such other intended offerees.

                                          Very truly yours,



                                          Thomas C. Erb

TCE/jns